

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 22, 2016

Mr. Patrick Carter
President, Treasurer and Secretary
808 Renewable Energy Corporation
2082 Michelson Drive, Suite 301
Irvine, CA 92612

> **Re:** **808 Renewable Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 333-184319**

Dear Mr. Carter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please be advised that you are not in compliance with your reporting requirements under Section 15(d) of the Securities Exchange Act of 1934 as your March 31, 2016 and June 30, 2016 Forms 10-Q are delinquent. Please file such reports as soon as practicable. If you are unable to file such reports immediately, please provide us with an explanation of the reasons for your inability to file and an estimate of when you believe each delinquent report will be filed.

Item 9A: Controls and Procedures, page 33

2. Your evaluation of disclosure controls and procedures references "this transition report on Form 10-K" rather than your annual report on Form 10-K. Please confirm that you meant your annual report on Form 10-K and please ensure in future filings that your disclosure refers to the report with which it is filed.

<u>Management's Report on Internal Control over Financial Reporting, page 33</u>

3. In future filings, please include a statement identifying the framework used to evaluate the effectiveness of internal control over financial reporting. If management used the Internal Control - Integrated Framework established by the Committee of Sponsoring Organization of the Treadway Commission (COSO), please also indicate whether the 1992 or 2013 COSO framework was used. Refer to Item 308 of Regulation S-K.

<u>Signatures, page 40</u>

4. We note that your report is signed only by Patrick Carter, President, Treasurer and Secretary. We further note from Item 10 on page 34 that you appear to have four directors. Form 10-K must be signed by at least a majority of the board of directors. Refer to Instruction D(2)(a) of Form 10-K. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products